UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 12b-25

NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ]
Form N-SAR

For the Period Ended:      September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing Form. Pleas Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

       Full Name of Registrant
       Former Name if Applicable

    Physicians Laser Services, Inc. (f/k/a Ex-Cel Resources, Inc.)

       Address of Principal Executive Office (Street and Number)

       3200 N. Federal Highway, P.O. Box 907


       City, State and Zip Code

       Boca Raton, FL 33429-0907


Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

       The Registrant's Form 10-QSB could not be filed within the prescribed time period due to the acquisition by the Registrant of a subsidiary corporation during the period to which the Form 10-QSB relates and the Registrant's inability to complete the general ledger entries, consolidation and reconciliation of the accounting records of its new subsidiary, United Laser Systems, LLC, in a manner consistent with the requirements of Rule 12B of the Rules and Regulations under the Securities Exchange Acto of 1934, as amended, by the prescribed date for filing of its Form 10-QSB.

       The Registrant hereby represents that the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

Part IV-Other Information

       (1) Name and telephone number of person to contact in regard to this notification:

          Frank R. Brady, Esq.                  (407) 338-9256
            (name)                          (area code) (phone)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).


            [x] Yes   [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


            [x] Yes   [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       IN WITNESS WHEREOF, pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed in the name and on behalf of the Registrant in the City of Boca Raton, State of Florida by its undersigned president, who has been thereunto duly authorized.

Date:       November 14, 1996

Physicians Laser Services, Inc.
f/k/a Ex-Cel Resources, Inc.


By: /s/ Raymond F. Stack
                president

INSTRUCTION: This form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative;'s authority to sign on behalf of the Registrant shall be filed with the form.

                                            ATTENTION

       Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C. 1001).
Continuation sheet
Part IV-Other Information


Explanation of change in results of operations from the corresponding period for the last fiscal year

       Part IV (3): The Registrant anticipates significant change in results of operations for the current reporting period from the corresponding period for the last fiscal year. As disclosed in Registrant's Form 8-K dated May 10, 1996 and other filings made with the Securities Exchange Commission, the reason for the significant change in the anticipated results of operations from the corresponding period for the last fiscal year to be included in the subject report or portion thereof is two fold: FIRST, a change of control of the Registrant occurred on September 25, 1995 by the transfer for value of 1,381,682 shares of the Registrant's common stock from James B. Love to the registered owners of the common stock of Physician's Laser Services, Inc., a closely held Florida corporation having its principal address and registered office located at P.O. Box 907, Boca Raton, FL 33429-0907 ("PLSF"). Thereafter, a plan of merger and share exchange between the Registrant and PLSF took place in late November, 1995 and, pursuant to such plan of merger and share exchange, the Registrant has acquired all issued and outstanding shares of PLSF by issuing one share of its common stock in exchange for each share of PLSF common stock so acquired by the Registrant; and PLSF was absorbed by the Registrant, and continues its existence as a wholly owned subsidiary of the Registrant. The full text of the plan of merger and share exchange was filed with the Commission as an attachment to the Form 13D filed by the owners of PLSF in connection with the change of control described above, and as an attachment to the Form 8-K filed by the Registrant on or about March 6, 1996.

     SECONDLY, as disclosed in Registrant's Form 8-K dated May 14, 1996, the Registrant entered into a contract for the acquisition of all outstanding shares of common stock ("Stock Purchase Agreement") of a closely held Connecticut corporation known as United Laser Systems, Inc. ("ULS"), which is the successor corporation to United Laser Systems, LLC. The closing of Registrant's acquisition of ULS's stock under the Stock Purchase Agreement took place on or about May 31, 1996, and pursuant to the Stock Purchase Agreement, ULS has become, and will continue its operations as, a wholly owned subsidiary of the Registrant.

       As shown in the Registrant's Form 10-K for the 1995 fiscal year, the Registrant was dormant and engaged in no going concern enterprise until the last quarter of 1995. By its acquisition of PLSF and ULS, the Registrant is now engaged in the business of providing daily rentals of mobile lasers to physicians' offices (primarily dermatologists and plastic surgeons), hospitals and medical clinics, which are used for the treatment of red lesions (i.e., port wine stains, spider veins and hemangiomas), the treatment of brown lesions (i.e., aging spots, freckles, cafe au lait stains and warts) and tattoos, skin resurfacing (i.e., the removal of wrinkles, acne scars and other facial blemishes) and for hair transplants. This same unit also performs a number of obstetrics and gynecology surgical procedures, as well as a procedure to eliminate snoring known as the LAUP procedure.

       A reasonable estimate of the quantitative results from the Registrant's financial operations for the period ended September
30,1996 cannot be made due to the unavailability of the results from financial operations of Registrant's ULS subsidiary.